Securities and Exchange Commission

Washington, DC 20549

Attn: Ta Tanisha Meadow

Re: Greenhouse Solutions, Inc.

10K/A for the year ended March 31, 2015

File No. 0-54759

Dear Staff,

This letter will confirm, as requested, in your comment letter of February 11, 2016 that:

1.  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Michak

John Michak,

Chief Operating Officer